INDENTURE SUPPLEMENTAL

TO

MORTGAGE AND DEED OF TRUST

(Dated January 15, 1937)

Executed By

ATLANTIC CITY ELECTRIC COMPANY

TO

THE BANK OF NEW YORK, Trustee.

Dated as of August 10, 2004

This instrument was prepared by Randall V. Griffin

TABLE OF CONTENTS*

Page

*The Table of Contents shall not be deemed to be any part of the Indenture Supplemental to Mortgage and Deed of Trust.

SUPPLEMENTAL INDENTURE, dated as of August 10, 2004 for convenience of reference, and effective from the time of execution and delivery hereof, made and entered into by and between ATLANTIC CITY ELECTRIC COMPANY, a corporation of the State of New Jersey (hereinafter sometimes called the "Company"), party of the first part, and THE BANK OF NEW YORK (formerly Irving Trust Company), a corporation of the State of New York, as Trustee (hereinafter sometimes called the "Trustee"), party of the second part.

WHEREAS, the Company has heretofore executed and delivered to the Trustee its Mortgage and Deed of Trust, dated January 15, 1937 (hereinafter referred to as the "Mortgage"), for the security of all bonds of the Company outstanding thereunder, and by said Mortgage conveyed to the Trustee, upon certain trusts, terms and conditions, and with and subject to certain provisos and covenants therein contained, all and singular the property, rights and franchises which the Company then owned or should thereafter acquire, excepting any property expressly excepted by the terms of the Mortgage; and

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture Supplemental to Mortgage and Deed of Trust, dated as of June 1, 1949, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of July 1, 1950, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of November 1, 1950, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of March 1, 1952, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of January 1, 1953, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of March 1, 1954, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of March 1, 1955, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of January 1, 1957, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of April 1, 1958, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of April 1, 1959, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of March 1, 1961, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of July 1, 1962, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of March 1, 1963, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of February 1, 1966, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of April 1, 1970, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of September 1, 1970, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of May 1, 1971, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of April 1, 1972, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of June 1, 1973, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of January 1, 1975, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of May 1, 1975, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of December 1, 1976, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of January 1, 1980, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of May 1, 1981, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of November 1, 1983, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of April 15, 1984, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of July 15, 1984, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of October 1, 1985, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of May 1, 1986, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of July 15, 1987, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of October 1, 1989, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of March 1, 1991, an Indenture

Supplemental to Mortgage and Deed of Trust, dated as of May 1, 1992, and an Indenture Supplemental to Mortgage and Deed of Trust, dated as of January 1, 1993, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of August 1, 1993, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of September 1, 1993, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of November 1, 1993, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of June 1, 1994, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of October 1, 1994, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of November 1, 1994, an Indenture Supplemental to Mortgage and Deed of Trust, dated as of March 1, 1997, and an Indenture Supplemental to Mortgage and Deed of Trust, dated as of April 1, 2004, such instruments amending and supplementing the Mortgage in certain respects (the Mortgage, as so amended and supplemented, being hereinafter called the "Original Indenture") and conveying to the Trustee, upon certain trusts, terms and conditions, and with and subject to certain provisos and covenants therein contained, certain property rights and property therein described; and

WHEREAS, in addition to the property described in the Original Indenture, the Company has acquired certain property rights and property hereinafter described and has covenanted in Section 42 of the Original Indenture to execute and deliver such further instruments and do such further acts as may be necessary or proper to make subject to the lien thereof any property thereafter acquired and intended to be subject to such lien; and

WHEREAS, the Company represents that no default has occurred under any of the provisions of the Original Indenture; and

WHEREAS, the Original Indenture provides that bonds issued thereunder may be issued in one or more series and further provides that, with respect to each series, the rate of interest, the date or dates of maturity, the dates for the payment of interest, the terms and rates of optional redemption, and other terms and conditions shall be determined by the Board of Directors of the Company prior to the authentication thereof; and

WHEREAS, Section 121 of the Original Indenture provides that any power, privilege or right expressly or impliedly reserved to or in any way conferred upon the Company by any provision of the Original Indenture, whether such power, privilege or right is in any way restricted or is unrestricted, may be in whole or in part waived or surrendered or subjected to any restriction if at the time unrestricted or to additional restriction if already restricted, and that the Company may enter into any further covenants, limitations or restrictions for the benefit of any one or more series of bonds issued under the Original Indenture and provide that a breach thereof shall be equivalent to a default under the Original Indenture, or the Company may cure any ambiguity or correct or supplement any defective or inconsistent provisions contained in the Original Indenture or in any indenture supplemental to the Original Indenture, by an instrument in writing, properly executed, and that the Trustee is authorized to join with the Company in the execution of any such instrument or instruments; and

WHEREAS, the Company has heretofore, from time to time in accordance with the provisions of the Original Indenture, issued bonds of various series and in various amounts and, of the bonds so issued, Four Hundred Thirty-Seven Million Four Hundred Sixty-Five Thousand Dollars ($437,465,000) aggregate principal amount is outstanding at the date hereof; and

WHEREAS, the Company has entered into an Indenture, dated as of April 1, 2004 (the "Senior Note Indenture"), with The Bank of New York, as trustee (the "Senior Note Trustee"), providing for the issuance thereunder of the Company's senior debentures, notes or other evidences of indebtedness ("Senior Notes"); and

WHEREAS, the Company has determined to issue under and pursuant to the Senior Note Indenture a series of Senior Notes in the principal amount of $23,150,000, to be known as the Senior Notes, Salem Series 2004A due June 1, 2029 (hereinafter called "Senior Notes of Salem Series 2004A"); and

WHEREAS, pursuant to Article Thirteen of the Senior Note Indenture, the Company wishes to issue to the Senior Note Trustee, as security for the Senior Notes of Salem Series 2004A, a new series of bonds under the Original Indenture (i) that have an aggregate principal amount equal to the principal amount of the Senior Notes of Salem Series 2004A, (ii) that have a stated maturity date that is the same as the stated maturity of the Senior Notes of Salem Series 2004A, (iii) that bear interest at a rate equal to the interest rate borne by the Senior Notes of Salem Series 2004A, (iv) that have interest payment dates that are the same as the interest payment dates of the Senior Notes of Salem Series 2004A, (v) that contain the same redemption provisions as the Senior Notes of Salem Series 2004A and (vi) that in all other material respects conform as nearly as is practicable to the terms of the Senior Notes of Salem Series 2004A; and

WHEREAS, for such foregoing purposes the Company, by appropriate corporate action in conformity with the terms of the Original Indenture, has duly determined to create a new series of bonds under the Original Indenture to be entitled and designated as "First Mortgage Bonds, Salem Collateral Series 2004A due June 1, 2029" (herein sometimes referred to as the "collateral bonds of the Salem Series 2004A"); and

WHEREAS, each of the fully registered collateral bonds of the Salem Series 2004A is to be substantially in the following form, to wit:

THIS BOND IS NOT TRANSFERABLE EXCEPT TO A SUCCESSOR TRUSTEE UNDER THE INDENTURE, DATED AS OF APRIL 1, 2004, AS SUPPLEMENTED, BETWEEN ATLANTIC CITY ELECTRIC COMPANY AND THE BANK OF NEW YORK, AS TRUSTEE


(FORM OF BOND)
(FACE)
ATLANTIC CITY ELECTRIC COMPANY
FIRST MORTGAGE BOND
Salem Collateral Series 2004A due June 1, 2029


   ATLANTIC CITY ELECTRIC COMPANY, a corporation of the State of New Jersey (hereinafter called the "Company"), for value received, hereby promises to pay to The Bank of New York, as trustee under the Senior Note Indenture (as hereinafter defined), or registered assigns, the principal sum of   Dollars on June 1, 2029, at the office or agency of the Company in the Borough of Manhattan, The City of New York in lawful money of the United States of America, and to pay interest thereon at such rate as is payable from time to time on the corresponding Senior Notes of Salem Series 2004A (as hereinafter defined), payable at such times as interest is payable on such Senior Notes of Salem Series 2004A, in like money, at said office or agency, until the Company's obligation with respect to the payment of such principal shall have been discharged. Interest on this bond will accrue during the same periods as interest accrues from time to time on the Senior Notes of Salem Series 2004A.

   Under an Indenture dated as of April 1, 2004 (hereinafter sometimes referred to as the "Senior Note Indenture"), between the Company and The Bank of New York, as trustee (hereinafter sometimes called the "Senior Note Trustee"), the Company will issue, concurrently with the issuance of this bond, an issue of senior notes under the Senior Note Indenture entitled Senior Notes, Salem Series 2004A due June 1, 2029 (the "Senior Notes of Salem Series 2004A"). Pursuant to Article Thirteen of the Senior Note Indenture, this bond is issued to the Senior Note Trustee to secure any and all obligations of the Company under the Senior Notes of Salem Series 2004A. Payment or deemed payment of principal of, or premium, if any, or interest on, the Senior Notes of Salem Series 2004A shall constitute payments on this bond.

   This bond shall not become valid or obligatory for any purpose until The Bank of New York, the trustee under the Mortgage, or its successor thereunder, shall have signed the form of authentication certificate endorsed hereon.

   Reference is made to the further provisions of this bond set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

IN WITNESS WHEREOF, ATLANTIC CITY ELECTRIC COMPANY has caused this bond to be executed in its name by the signature or a facsimile thereof of its President or one of its Vice Presidents and its corporate seal, or a facsimile thereof, to be impressed or imprinted hereon and attested by the signature, or a facsimile thereof, of its Secretary or one of its Assistant Secretaries.


ATLANTIC CITY ELECTRIC COMPANY


By: _____
      [Vice] President

Attest:

_____
[Assistant] Secretary


(FORM OF BOND)
(REVERSE)


This bond is one of an issue of bonds of the Company, issuable in series, and is one of a series known as its "First Mortgage Bonds, Salem Collateral Series 2004A due June 1, 2029" (hereinafter called "Collateral Bonds of Salem Series 2004A"), all bonds of all series issued and to be issued under and equally secured (except insofar as any sinking fund, established in accordance with the provisions of the Mortgage hereinafter mentioned, may afford additional security for the bonds of any particular series) by a Mortgage and Deed of Trust (herein, together with any indentures supplemental thereto, called the Mortgage), dated January 15, 1937, executed by the Company to THE BANK OF NEW YORK, as Trustee, to which Mortgage reference is made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds in respect thereof, the duties and immunities of the Trustee, and the terms and conditions upon which the bonds are secured. With the consent of the Company and to the extent permitted by and as provided in the Mortgage, the rights and obligations of the Company and/or of the holders of the bonds and/or coupons and/or the terms and provisions of the Mortgage and/or of any instruments supplemental thereto may be modified or altered by affirmative vote of the holders of at least seventy-five per centum (75%) in principal amount of the bonds affected by such modification or alteration then outstanding under the Mortgage (excluding bonds disqualified from voting by reason of the Company's interest therein as provided in the Mortgage); provided that no such modification or alteration shall permit the extension of the maturity of the principal of this bond or the reduction in the rate of interest hereon or any other modification in the terms of payment of such principal or interest without the consent of the holder hereof.

Upon any payment or deemed payment of the principal of, premium, if any, and interest on all or any portion of the Senior Notes of Salem Series 2004A (and to the extent of such payment or deemed payment), whether at maturity or prior to maturity by redemption, upon acceleration or otherwise, or upon provision for the payment thereof having been made in accordance with Section 702 of the Senior Note Indenture, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on the Collateral Bonds of


- 5 -


Salem Series 2004A shall be deemed to be satisfied and discharged. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on the Collateral Bonds of Salem Series 2004A, insofar as such payments at the time have become due, has been fully satisfied and discharged pursuant to the foregoing sentence unless and until the Trustee shall have received a written notice from the Senior Note Trustee signed by one of its officers (i) stating that timely payment of principal of or premium or interest on, the Senior Notes of Salem Series 2004A has not been so made or deemed made and (ii) providing the details of such nonpayment.

This bond is redeemable (i) on such dates, in such principal amounts and at the redemption prices as the corresponding Senior Notes of Salem Series 2004A and (ii) upon written demand of the Senior Note Trustee following the occurrence of an Event of Default under the Senior Note Indenture and the acceleration of the corresponding Senior Notes of Salem Series 2004A as provided in Section 802(a) or 802(b) of the Senior Note Indenture.

As provided in Section 1308 of the Senior Note Indenture, from and after the Release Date (as defined in the Senior Note Indenture), the obligation of the Company with respect to this bond shall be deemed to be satisfied and discharged, this bond shall cease to secure in any manner the Senior Notes of Salem Series 2004A or any other senior notes outstanding under the Senior Note Indenture and, pursuant to Section 1308 of the Senior Note Indenture, the Senior Note Trustee shall forthwith deliver this bond to the Company or the Trustee (as directed by Company Order (as defined in the Senior Note Indenture)).

The principal hereof may be declared or may become due prior to the express date of the maturity hereof on the conditions, in the manner and at the time set forth in the Mortgage, upon the occurrence of a completed default as in the Mortgage provided.

The Collateral Bonds of Salem Series 2004A are issuable only as registered bonds without coupons in denominations of $1,000 and authorized multiples thereof. This bond shall not be assignable or transferable except as permitted or required by Section 1307 of the Senior Note Indenture.

The Company and the Trustee may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of principal or (subject to the provisions of the Mortgage) interest hereon and for all other purposes and the Company and the Trustee shall not be affected by any notice to the contrary.

No recourse shall be had for the payment of the principal of or interest on this bond against any incorporator or any past, present or future subscriber to the capital stock, shareholder, officer or director, as such, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, under any rule of law, statute or constitution or by the enforcement of any assessment or otherwise, all such liability of incorporators, subscribers, shareholders, officers and directors, as such, being released by the holder or owner hereof by the acceptance of this bond and being likewise waived and released by the terms of the Mortgage.

(END OF FORM OF COLLATERAL BONDS OF SALEM SERIES 2004A)

AND WHEREAS, the Company has determined to issue under and pursuant to the Senior Note Indenture a series of Senior Notes in the principal amount of $25,000,000, to be known as the Senior Notes, Cape May Series 2004A due November 1, 2029 (hereinafter called "Senior Notes of Cape May Series 2004A"); and

WHEREAS, pursuant to Article Thirteen of the Senior Note Indenture, the Company wishes to issue to the Senior Note Trustee, as security for the Senior Notes of Cape May Series 2004A, a new series of bonds under the Original Indenture (i) that have an aggregate principal amount equal to the principal amount of the Senior Notes of Cape May Series 2004A, (ii) that have a stated maturity date that is the same as the stated maturity of the Senior Notes of Cape May Series 2004A, (iii) that bear interest at a rate equal to the interest rate borne by the Senior Notes of Cape May Series 2004A, (iv) that have interest payment dates that are the same as the interest payment dates of the Senior Notes of Cape May Series 2004A, (v) that contain the same redemption provisions as the Senior Notes of Cape May Series 2004A and (vi) that in all other material respects conform as nearly as is practicable to the terms of the Senior Notes of Cape May Series 2004A; and

WHEREAS, for such foregoing purposes the Company, by appropriate corporate action in conformity with the terms of the Original Indenture, has duly determined to create a new series of bonds under the Original Indenture to be entitled and designated as "First Mortgage Bonds, Cape May Collateral Series 2004A due November 1, 2029" (herein sometimes referred to as the "collateral bonds of the Cape May Series 2004A"); and

WHEREAS, each of the fully registered collateral bonds of the Cape May Series 2004A is to be substantially in the following form, to wit:

THIS BOND IS NOT TRANSFERABLE EXCEPT TO A SUCCESSOR TRUSTEE UNDER THE INDENTURE, DATED AS OF APRIL 1, 2004, AS SUPPLEMENTED, BETWEEN ATLANTIC CITY ELECTRIC COMPANY AND THE BANK OF NEW YORK, AS TRUSTEE


(FORM OF BOND)
(FACE)
ATLANTIC CITY ELECTRIC COMPANY
FIRST MORTGAGE BOND
Cape May Collateral Series 2004A due November 1, 2029


ATLANTIC CITY ELECTRIC COMPANY, a corporation of the State of New Jersey (hereinafter called the "Company"), for value received, hereby promises to pay to The Bank of New York, as trustee under the Senior Note Indenture (as hereinafter defined), or registered assigns, the principal sum of   Dollars on November 1, 2029, at the office or agency of the Company in the Borough of Manhattan, The City of New York in lawful money of the United States of America, and to pay interest thereon at such rate as is payable from time to time on the corresponding Senior Notes of Cape May 2004A (as hereinafter defined), payable at such times as interest is payable on such Senior Notes of Cape May Series 2004A, in like money, at said office or agency, until the Company's obligation with respect to the payment of such principal shall have been discharged. Interest on this bond will accrue during the same periods as interest accrues from time to time on the Senior Notes of Cape May 2004A.

Under an Indenture dated as of April 1, 2004 (hereinafter sometimes referred to as the "Senior Note Indenture"), between the Company and The Bank of New York, as trustee (hereinafter sometimes called the "Senior Note Trustee"), the Company will issue, concurrently with the issuance of this bond, an issue of senior notes under the Senior Note Indenture entitled Senior Notes, Cape May Series 2004A due November 1, 2029 (the "Senior Notes of Cape May Series 2004A"). Pursuant to Article Thirteen of the Senior Note Indenture, this bond is issued to the Senior Note Trustee to secure any and all obligations of the Company under the Senior Notes of Cape May Series 2004A. Payment or deemed payment of principal of, or premium, if any, or interest on, the Senior Notes of Cape May Series 2004A shall constitute payments on this bond.

This bond shall not become valid or obligatory for any purpose until The Bank of New York, the trustee under the Mortgage, or its successor thereunder, shall have signed the form of authentication certificate endorsed hereon.

Reference is made to the further provisions of this bond set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

IN WITNESS WHEREOF, ATLANTIC CITY ELECTRIC COMPANY has caused this bond to be executed in its name by the signature or a facsimile thereof of its President or one of its Vice Presidents and its corporate seal, or a facsimile thereof, to be impressed or imprinted hereon and attested by the signature, or a facsimile thereof, of its Secretary or one of its Assistant Secretaries.

ATLANTIC CITY ELECTRIC COMPANY

By: _____
[Vice] President

Attest:

_____
[Assistant] Secretary

(FORM OF BOND)
(REVERSE)

This bond is one of an issue of bonds of the Company, issuable in series, and is one of a series known as its "First Mortgage Bonds, Cape May Collateral Series 2004A due November 1, 2029" (hereinafter called "Collateral Bonds of Cape May Series 2004A"), all bonds of all series issued and to be issued under and equally secured (except insofar as any sinking fund, established in accordance with the provisions of the Mortgage hereinafter mentioned, may afford additional security for the bonds of any particular series) by a Mortgage and Deed of Trust (herein, together with any indentures supplemental thereto, called the Mortgage), dated January 15, 1937, executed by the Company to THE BANK OF NEW YORK, as Trustee, to which Mortgage reference is made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds in respect thereof, the duties and immunities of the Trustee, and the terms and conditions upon which the bonds are secured. With the consent of the Company and to the extent permitted by and as provided in the Mortgage, the rights and obligations of the Company and/or of the holders of the bonds and/or coupons and/or the terms and provisions of the Mortgage and/or of any instruments supplemental thereto may be modified or altered by affirmative vote of the holders of at least seventy-five per centum (75%) in principal amount of the bonds affected by such modification or alteration then outstanding under the Mortgage (excluding bonds disqualified from voting by reason of the Company's interest therein as provided in the Mortgage); provided that no such modification or alteration shall permit the extension of the maturity of the principal of this bond or the reduction in the rate of interest hereon or any other modification in the terms of payment of such principal or interest without the consent of the holder hereof.

Upon any payment or deemed payment of the principal of, premium, if any, and interest on all or any portion of the Senior Notes of Cape May Series 2004A (and to the extent of such payment or deemed payment), whether at maturity or prior to maturity by redemption, upon acceleration or otherwise, or upon provision for the payment thereof having been made in accordance with Section 702 of the Senior Note Indenture, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on the Collateral Bonds of

Cape May Series 2004A shall be deemed to be satisfied and discharged. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on the Collateral Bonds of Cape May Series 2004A, insofar as such payments at the time have become due, has been fully satisfied and discharged pursuant to the foregoing sentence unless and until the Trustee shall have received a written notice from the Senior Note Trustee signed by one of its officers (i) stating that timely payment of principal of or premium or interest on, the Senior Notes of Cape May Series 2004A has not been so made or deemed made and (ii) providing the details of such nonpayment.

This bond is redeemable (i) on such dates, in such principal amounts and at the redemption prices as the corresponding Senior Notes of Cape May Series 2004A and (ii) upon written demand of the Senior Note Trustee following the occurrence of an Event of Default under the Senior Note Indenture and the acceleration of the corresponding Senior Notes of Cape May Series 2004A as provided in Section 802(a) or 802(b) of the Senior Note Indenture.

As provided in Section 1308 of the Senior Note Indenture, from and after the Release Date (as defined in the Senior Note Indenture), the obligation of the Company with respect to this bond shall be deemed to be satisfied and discharged, this bond shall cease to secure in any manner the Senior Notes of Cape May Series 2004A or any other senior notes outstanding under the Senior Note Indenture and, pursuant to Section 1308 of the Senior Note Indenture, the Senior Note Trustee shall forthwith deliver this bond to the Company or the Trustee (as directed by Company Order (as defined in the Senior Note Indenture)).

The principal hereof may be declared or may become due prior to the express date of the maturity hereof on the conditions, in the manner and at the time set forth in the Mortgage, upon the occurrence of a completed default as in the Mortgage provided.

The Collateral Bonds of Cape May Series 2004A are issuable only as registered bonds without coupons in denominations of $1,000 and authorized multiples thereof. This bond shall not be assignable or transferable except as permitted or required by Section 1307 of the Senior Note Indenture.

The Company and the Trustee may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of principal or (subject to the provisions of the Mortgage) interest hereon and for all other purposes and the Company and the Trustee shall not be affected by any notice to the contrary.

No recourse shall be had for the payment of the principal of or interest on this bond against any incorporator or any past, present or future subscriber to the capital stock, shareholder, officer or director, as such, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, under any rule of law, statute or constitution or by the enforcement of any assessment or otherwise, all such liability of incorporators, subscribers, shareholders, officers and directors, as such, being released by the holder or owner hereof by the acceptance of this bond and being likewise waived and released by the terms of the Mortgage.

(END OF FORM OF COLLATERAL BONDS OF CAPE MAY SERIES 2004A)

AND WHEREAS, the Company has determined to issue under and pursuant to the Senior Note Indenture a series of Senior Notes in the principal amount of $6,500,000, to be known as the Senior Notes, Cape May Series 2004B due November 1, 2029 (hereinafter called "Senior Notes of Cape May Series 2004B"); and

WHEREAS, pursuant to Article Thirteen of the Senior Note Indenture, the Company wishes to issue to the Senior Note Trustee, as security for the Senior Notes of Cape May Series 2004B, a new series of bonds under the Original Indenture (i) that have an aggregate principal amount equal to the principal amount of the Senior Notes of Cape May Series 2004B, (ii) that have a stated maturity date that is the same as the stated maturity of the Senior Notes of Cape May Series 2004B, (iii) that bear interest at a rate equal to the interest rate borne by the Senior Notes of Cape May Series 2004B, (iv) that have interest payment dates that are the same as the interest payment dates of the Senior Notes of Cape May Series 2004B, (v) that contain the same redemption provisions as the Senior Notes of Cape May Series 2004B and (vi) that in all other material respects conform as nearly as is practicable to the terms of the Senior Notes of Cape May Series 2004B; and

WHEREAS, for such foregoing purposes the Company, by appropriate corporate action in conformity with the terms of the Original Indenture, has duly determined to create a new series of bonds under the Original Indenture to be entitled and designated as "First Mortgage Bonds, Cape May Collateral Series 2004B due November 1, 2029" (herein sometimes referred to as the "collateral bonds of the Cape May Series 2004B"); and

WHEREAS, each of the fully registered collateral bonds of the Cape May Series 2004B is to be substantially in the following form, to wit:

THIS BOND IS NOT TRANSFERABLE EXCEPT TO A SUCCESSOR TRUSTEE UNDER THE INDENTURE, DATED AS OF APRIL 1, 2004, AS SUPPLEMENTED, BETWEEN ATLANTIC CITY ELECTRIC COMPANY AND THE BANK OF NEW YORK, AS TRUSTEE


(FORM OF BOND)
(FACE)
ATLANTIC CITY ELECTRIC COMPANY
FIRST MORTGAGE BOND
Cape May Collateral Series 2004B due November 1, 2029


ATLANTIC CITY ELECTRIC COMPANY, a corporation of the State of New Jersey (hereinafter called the "Company"), for value received, hereby promises to pay to The Bank of New York, as trustee under the Senior Note Indenture (as hereinafter defined), or registered assigns, the principal sum of   Dollars on November 1, 2029, at the office or agency of the Company in the Borough of Manhattan, The City of New York in lawful money of the United States of America, and to pay interest thereon at such rate as is payable from time to time on the corresponding Senior Notes of Cape May Series 2004B (as hereinafter defined), payable at such times as interest is payable on such Senior Notes of Cape May Series 2004B, in like money, at said office or agency, until the Company's obligation with respect to the payment of such principal shall have been discharged. Interest on this bond will accrue during the same periods as interest accrues from time to time on the Senior Notes of Cape May Series 2004B.

Under an Indenture dated as of April 1, 2004 (hereinafter sometimes referred to as the "Senior Note Indenture"), between the Company and The Bank of New York, as trustee (hereinafter sometimes called the "Senior Note Trustee"), the Company will issue, concurrently with the issuance of this bond, an issue of senior notes under the Senior Note Indenture entitled Senior Notes, Cape May Series 2004B due November 1, 2029 (the "Senior Notes of Cape May Series 2004B"). Pursuant to Article Thirteen of the Senior Note Indenture, this bond is issued to the Senior Note Trustee to secure any and all obligations of the Company under the Senior Notes of Cape May Series 2004B. Payment or deemed payment of principal of, or premium, if any, or interest on, the Senior Notes of Cape May Series 2004B shall constitute payments on this bond.

This bond shall not become valid or obligatory for any purpose until The Bank of New York, the trustee under the Mortgage, or its successor thereunder, shall have signed the form of authentication certificate endorsed hereon.

Reference is made to the further provisions of this bond set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

IN WITNESS WHEREOF, ATLANTIC CITY ELECTRIC COMPANY has caused this bond to be executed in its name by the signature or a facsimile thereof of its President or one of its Vice Presidents and its corporate seal, or a facsimile thereof, to be impressed or imprinted hereon and attested by the signature, or a facsimile thereof, of its Secretary or one of its Assistant Secretaries.

ATLANTIC CITY ELECTRIC COMPANY

By: _____
[Vice] President

Attest:

_____
[Assistant] Secretary

(FORM OF BOND)
(REVERSE)

This bond is one of an issue of bonds of the Company, issuable in series, and is one of a series known as its "First Mortgage Bonds, Cape May Collateral Series 2004B due November 1, 2029" (hereinafter called "Collateral Bonds of Cape May Series 2004B"), all bonds of all series issued and to be issued under and equally secured (except insofar as any sinking fund, established in accordance with the provisions of the Mortgage hereinafter mentioned, may afford additional security for the bonds of any particular series) by a Mortgage and Deed of Trust (herein, together with any indentures supplemental thereto, called the Mortgage), dated January 15, 1937, executed by the Company to THE BANK OF NEW YORK, as Trustee, to which Mortgage reference is made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds in respect thereof, the duties and immunities of the Trustee, and the terms and conditions upon which the bonds are secured. With the consent of the Company and to the extent permitted by and as provided in the Mortgage, the rights and obligations of the Company and/or of the holders of the bonds and/or coupons and/or the terms and provisions of the Mortgage and/or of any instruments supplemental thereto may be modified or altered by affirmative vote of the holders of at least seventy-five per centum (75%) in principal amount of the bonds affected by such modification or alteration then outstanding under the Mortgage (excluding bonds disqualified from voting by reason of the Company's interest therein as provided in the Mortgage); provided that no such modification or alteration shall permit the extension of the maturity of the principal of this bond or the reduction in the rate of interest hereon or any other modification in the terms of payment of such principal or interest without the consent of the holder hereof.

Upon any payment or deemed payment of the principal of, premium, if any, and interest on all or any portion of the Senior Notes of Cape May Series 2004B (and to the extent of such payment or deemed payment), whether at maturity or prior to maturity by redemption, upon acceleration or otherwise, or upon provision for the payment thereof having been made in accordance with Section 702 of the Senior Note Indenture, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on the Collateral Bonds of

Cape May Series 2004B shall be deemed to be satisfied and discharged. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on the Collateral Bonds of Cape May Series 2004B, insofar as such payments at the time have become due, has been fully satisfied and discharged pursuant to the foregoing sentence unless and until the Trustee shall have received a written notice from the Senior Note Trustee signed by one of its officers (i) stating that timely payment of principal of or premium or interest on, the Senior Notes of Cape May Series 2004B has not been so made or deemed made and (ii) providing the details of such nonpayment.

This bond is redeemable (i) on such dates, in such principal amounts and at the redemption prices as the corresponding Senior Notes of Cape May Series 2004B and (ii) upon written demand of the Senior Note Trustee following the occurrence of an Event of Default under the Senior Note Indenture and the acceleration of the corresponding Senior Notes of Cape May Series 2004B as provided in Section 802(a) or 802(b) of the Senior Note Indenture.

As provided in Section 1308 of the Senior Note Indenture, from and after the Release Date (as defined in the Senior Note Indenture), the obligation of the Company with respect to this bond shall be deemed to be satisfied and discharged, this bond shall cease to secure in any manner the Senior Notes of Cape May Series 2004B or any other senior notes outstanding under the Senior Note Indenture and, pursuant to Section 1308 of the Senior Note Indenture, the Senior Note Trustee shall forthwith deliver this bond to the Company or the Trustee (as directed by Company Order (as defined in the Senior Note Indenture)).

The principal hereof may be declared or may become due prior to the express date of the maturity hereof on the conditions, in the manner and at the time set forth in the Mortgage, upon the occurrence of a completed default as in the Mortgage provided.

The Collateral Bonds of Cape May Series 2004B are issuable only as registered bonds without coupons in denominations of $1,000 and authorized multiples thereof. This bond shall not be assignable or transferable except as permitted or required by Section 1307 of the Senior Note Indenture.

The Company and the Trustee may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of principal or (subject to the provisions of the Mortgage) interest hereon and for all other purposes and the Company and the Trustee shall not be affected by any notice to the contrary.

No recourse shall be had for the payment of the principal of or interest on this bond against any incorporator or any past, present or future subscriber to the capital stock, shareholder, officer or director, as such, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, under any rule of law, statute or constitution or by the enforcement of any assessment or otherwise, all such liability of incorporators, subscribers, shareholders, officers and directors, as such, being released by the holder or owner hereof by the acceptance of this bond and being likewise waived and released by the terms of the Mortgage.

(END OF FORM OF COLLATERAL BONDS OF CAPE MAY SERIES 2004B)

AND WHEREAS, each of the collateral bonds of the Salem Series 2004A, the collateral bonds of Cape May Series 2004A and the collateral bonds of Cape May Series 2004B (whether in temporary or definitive form) is to bear a certificate of the Trustee substantially in the following form, to wit:

TRUSTEE'S AUTHENTICATION CERTIFICATE

This bond is one of the bonds, of the series herein designated, described in the within-mentioned Mortgage.

Dated,   THE BANK OF NEW YORK, Trustee

By: _____
                                        Authorized Officer

AND WHEREAS, the Company, in the exercise of the powers and authorities conferred upon and reserved to it under and by virtue of the provisions of the Original Indenture, and pursuant to resolutions of its Board of Directors, has duly resolved and determined to make, execute and deliver to the Trustee a supplemental indenture, in the form hereof, for the purposes herein provided; and

WHEREAS, the Company represents that all conditions and requirements necessary to make this supplemental indenture (hereinafter sometimes referred to as the "August 2004 Supplemental Indenture") a valid, binding and legal instrument in accordance with its terms, have been done, performed and fulfilled, and the execution and delivery hereof have been in all respects duly authorized;

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That Atlantic City Electric Company, in consideration of the premises and the sum of One Dollar ($1.00) and other good and valuable consideration paid to it by the Trustee at or before the ensealing and delivery of these presents, the receipt whereof is hereby acknowledged, and in order to secure the payment of both the principal of and interest and premium, if any, on the bonds from time to time issued under and secured by the Original Indenture and this August 2004 Supplemental Indenture, according to their tenor and effect, and the performance of all the provisions of the Original Indenture and this August 2004 Supplemental Indenture (including any further indenture or indentures supplemental to the Original Indenture and any modification or alteration made as in the Original Indenture provided) and of said bonds, has granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over and confirmed, and by these presents doth grant, bargain, sell, release, convey, assign, transfer, mortgage, pledge, set over and confirm unto The Bank of New York, as Trustee, and to its successor or successors in said trust, and to it and its and their assigns forever, all of the following described properties of the Company, that is to say: all property, real, personal and mixed, tangible and intangible, owned by the Company on the date of the execution hereof and acquired since the execution and delivery of the Indenture Supplemental to Mortgage and Deed of Trust, dated as of April 1, 2004 (except such property as is hereinafter expressly excepted from the lien and operation of this August 2004 Supplemental Indenture).

The property covered by the lien of the Original Indenture and this August 2004 Supplemental Indenture shall include particularly, among other property, without prejudice to the generality of the language hereinbefore or hereinafter contained, all property, whether real, personal or mixed (except any hereinafter expressly excepted), and wheresoever situated, now owned by the Company and acquired since the execution and delivery of the Indenture Supplemental to Mortgage and Deed of Trust, dated as of April 1, 2004, including (without in anywise limiting or impairing by the enumeration of the same the scope and intent of the foregoing or of any general description contained in this August 2004 Supplemental Indenture) all lands, rights of way and roads; all plants for the generation of electricity, power houses, steam heat plants, hot water plants, substations, transmission lines, distributing systems, bridges, culverts, tracks, rolling stock, vehicles, automobiles; all offices, buildings and structures, and the equipment thereof; all machinery, engines, boilers, turbines, dynamos, machines, regulators, meters, transformers, generators and motors; all appliances whether electrical or mechanical, conduits, cables and lines; all pipes, whether for water, steam heat, or other purposes; all mains and pipes, service pipes, fittings, valves and connections, poles, wires, tools, implements, apparatus, furniture, chattels, and choses in action; all municipal franchises and other franchises; all lines for the transmission and/or distribution of electric current, steam heat or water for any purpose, including towers, poles, wires, cables, pipes, conduits and all apparatus for use in connection therewith; all real estate, lands, leases, leaseholds (excepting the last day of the term of each lease and leasehold); all contracts, whether heat, light, power or street lighting contracts; all easements, servitudes, licenses, permits, rights, powers, franchises, privileges, rights of way and other rights in or relating to real estate or the occupancy of the same and (except as hereinafter expressly excepted) all the right, title, and interest of the Company in and to all other property of any kind or nature appertaining to and/or used and/or occupied and/or enjoyed in connection with any property hereinbefore described.

TOGETHER WITH all and singular the tenements, hereditaments and appurtenances belonging or in any wise appertaining to the aforesaid property or any part thereof, with the reversion and reversions, remainder and remainders and (subject to the provisions of Section 57 of the Original Indenture) the tolls, rents, revenues, issues, earnings, income, product and profits thereof, and all the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and franchises and every part and parcel thereof.

Provided that, in addition to the reservations and exceptions herein elsewhere contained, the following are not and are not intended to be now or hereafter granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed hereunder and are hereby expressly excepted from the lien and operation of the Original Indenture and of this August 2004 Supplemental Indenture, *viz.*: (1) cash, shares of stock and obligations (including bonds, notes and other securities) not hereafter specifically pledged, paid or deposited or delivered hereunder or under the Original Indenture or hereinafter or therein covenanted so to be; and (2) any goods, wares, merchandise, equipment, materials or supplies acquired for the purpose of sale or resale in the usual course of business or for consumption in the operation of any properties of the Company; materials, supplies and construction equipment; and all judgments, accounts and choses in action, the proceeds of which the Company is not obligated as provided in the Original Indenture or as hereinafter provided to deposit with the Trustee hereunder or thereunder; provided, however, that the property and rights expressly excepted from the lien and operation of the Original Indenture and this August 2004 Supplemental Indenture in the above subdivision (2) shall (to the extent permitted by law) cease to be so excepted, in the event that the Trustee or a receiver or trustee shall enter upon and take possession of the mortgaged and pledged property in the manner provided in Article XII of the Original Indenture, by reason of the occurrence of a completed default, as defined in said Article XII.

TO HAVE AND TO HOLD all such properties, real, personal and mixed, granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over, or confirmed by the Company as aforesaid, or intended so to be unto the Trustee and its successors and assigns forever.

SUBJECT, HOWEVER, as to all property embraced herein to all of the reservations, exceptions, limitations and restrictions contained in the several deeds, leases, servitudes, franchises and contracts or other instruments through which the Company acquired and/or claims title to and/or enjoys the use of the aforesaid properties; and subject also to the encumbrances of the character defined in Section 6 of the Original Indenture as "excepted encumbrances", insofar as the same may attach to any of the property embraced herein.

IN TRUST NEVERTHELESS, upon the terms and trusts in the Original Indenture and in this August 2004 Supplemental Indenture set forth for the benefit and security of those who shall hold the bonds and coupons issued and to be issued hereunder and under the Original Indenture, or any of them, in accordance with the terms of the Original Indenture and of this August 2004 Supplemental Indenture, without preference, priority or distinction as to lien of any of said bonds or coupons over any others thereof by reason of priority in the time of the issue or negotiation thereof, or otherwise howsoever, subject, however, to the conditions, provisions and covenants set forth in the Original Indenture and in this August 2004 Supplemental Indenture.

AND THIS INDENTURE FURTHER WITNESSETH:

That in further consideration of the premises and for the considerations aforesaid, the Company, for itself and its successors and assigns, hereby covenants and agrees to and with the Trustee, and its successor or successors in such trust, as follows:

Section 1. The Company hereby creates a forty-ninth series of bonds to be issued under and secured by the Original Indenture and this August 2004 Supplemental Indenture, to be designated and to be distinguished from the bonds of all other series by the titles "First Mortgage Bonds, Salem Collateral Series 2004A due June 1, 2029".

The collateral bonds of the Salem Series 2004A shall mature on June 1, 2029 and shall be issued in temporary or definitive form, only as fully registered bonds, without coupons, in denominations of $1,000 and any multiple or multiples of $1,000 authorized by the Company; they shall bear interest at the rate from time to time borne by the corresponding Senior Notes of Salem Series 2004A and shall be payable at the times when said Senior Notes of Salem Series 2004A are payable; and the principal of, premium, if any, and interest on each said bond shall be payable at the office or agency of the Company, in the Borough of Manhattan, The City of New York, in lawful money of the United States of America.

Each collateral bond of the Salem Series 2004A is to be issued to and registered in the name of the Senior Note Trustee, to be owned and held by the Senior Note Trustee under the terms of the Senior Note Indenture for the benefit of the holders of the Senior Notes of Salem Series 2004A in order to secure the Company's obligations under such Senior Notes. The collateral bonds of the Salem Series 2004A shall not be assignable or transferable except as permitted or required by Section 1307 of the Senior Note Indenture.

Upon any payment or deemed payment of the principal of, premium, if any, and interest on all or any portion of the Senior Notes of Salem Series 2004A (and to the extent of such payment or deemed payment), whether at maturity or prior to maturity by redemption, upon acceleration or otherwise, or upon provision for the payment thereof having been made in accordance with Section 702 of the Senior Note Indenture, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on the collateral bonds of the Salem Series 2004A shall be deemed to be satisfied and discharged. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on the collateral bonds of the Salem Series 2004A, so far as such payments at the time have become due, has been fully satisfied and discharged pursuant to the foregoing sentence unless and until the Trustee shall have received a written notice from the Senior Note Trustee signed by one of its officers (i) stating that timely payment of principal of or premium or interest on, the Senior Notes of Salem Series 2004A has not been so made and (ii) providing the details of such nonpayment.

Every collateral bond of the Salem Series 2004A shall be dated as provided in Section 10 of the Original Indenture.

The collateral bonds of the Salem Series 2004A shall be redeemed on the respective dates, in the respective principal amounts and for the respective redemption prices that correspond to the redemption dates for, the principal amounts to be redeemed of, and the redemption prices for, the corresponding Senior Notes of Salem Series 2004A. Otherwise, the collateral bonds of the Salem Series 2004A shall not be redeemable except as set forth in the following paragraph. In the event the Company redeems or delivers to the Senior Note Trustee for cancellation any Senior Notes of Salem Series 2004A prior to maturity in accordance with the provisions of the Senior Note Indenture, collateral bonds of the Salem Series 2004A in principal amounts corresponding to the Senior Notes of Salem Series 2004A so redeemed or cancelled shall be deemed to have been redeemed and the Senior Note Trustee is required to deliver to the Trustee for cancellation such collateral bonds of the Salem Series 2004A so redeemed, as provided in Section 1308 of the Senior Note Indenture. The Company agrees to give the Trustee notice of any such redemption or cancellation of any of the Senior Notes of Salem Series 2004A on or before the date fixed for any such redemption or cancellation. The Senior Note Trustee, as holder of all collateral bonds of the Salem Series 2004A then outstanding, shall be deemed to have waived notice of any such redemption of such collateral bonds of the Salem Series 2004A.

Upon the occurrence of an Event of Default under the Senior Note Indenture and the acceleration of any of the Senior Notes of Salem Series 2004A pursuant to Section 802(a) or 802(b) thereof, the Company shall redeem the corresponding collateral bonds of the Salem Series

2004A in whole upon receipt by the Company of a written demand (hereinafter called a "Salem Series 2004A Redemption Demand") from the Senior Note Trustee stating that there has occurred under the Senior Note Indenture both an Event of Default and a declaration of acceleration of payment of principal, accrued interest and premium, if any, on the Senior Notes of Salem Series 2004A pursuant to Section 802(a) or 802(b) thereof, specifying the last date to which interest on such senior notes has been paid (such date being hereinafter referred to as the "Salem Series 2004A Interest Accrual Date") and demanding redemption of the corresponding collateral bonds of the Salem Series 2004A. Each Salem Series 2004A Redemption Demand also shall constitute a waiver by the Senior Note Trustee, as holder of all collateral bonds of the Salem Series 2004A then outstanding, of notice of redemption of the collateral bonds of the Salem Series 2004A. The Company waives any right it may have to prior notice of such redemption under the Original Indenture. Upon presentation of the collateral bonds of the Salem Series 2004A by the Senior Note Trustee to the Trustee, the collateral bonds of Salem Series 2004A shall be redeemed immediately at a redemption price equal to the principal amount thereof plus accrued interest thereon from the Salem Series 2004A Interest Accrual Date to the date of the Salem Series 2004A Redemption Demand; provided, however, that in the event of a rescission of acceleration of any of the Senior Notes of Salem Series 2004A pursuant to Section 802(e) of the Senior Note Indenture, then any Salem Series 2004A Redemption Demand shall thereby be deemed to be rescinded by the Senior Note Trustee; but no such rescission or annulment shall extend to or affect any subsequent default or impair any right consequent thereon.

As provided in Section 1303 of the Senior Note Indenture, from and after the Release Date (as defined in the Senior Note Indenture), the obligations of the Company with respect to the collateral bonds of the Salem Series 2004A shall be deemed to be satisfied and discharged, such collateral bonds of the Salem Series 2004A shall cease to secure in any manner the Senior Notes of Salem Series 2004A or any other senior notes outstanding under the Senior Note Indenture, and, pursuant to Section 1308 of the Senior Note Indenture, the Senior Note Trustee shall forthwith deliver the collateral bonds of the Salem Series 2004A to the Company or the Trustee (as directed by Company Order (as defined in the Senior Note Indenture)).

Section 2. The Company hereby creates a fiftieth series of bonds to be issued under and secured by the Original Indenture and this August 2004 Supplemental Indenture, to be designated and to be distinguished from the bonds of all other series by the titles "First Mortgage Bonds, Cape May Collateral Series 2004A due November 1, 2029".

The collateral bonds of the Cape May Series 2004A shall mature on November 1, 2029 and shall be issued in temporary or definitive form, only as fully registered bonds, without coupons, in denominations of $1,000 and any multiple or multiples of $1,000 authorized by the Company; they shall bear interest at the rate from time to time borne by the corresponding Senior Notes of Cape May Series 2004A and shall be payable at the times when said Senior Notes of Cape May Series 2004A are payable; and the principal of, premium, if any, and interest on each said bond shall be payable at the office or agency of the Company, in the Borough of Manhattan, The City of New York, in lawful money of the United States of America. Each collateral bond of the Cape May Series 2004A is to be issued to and registered in the name of the Senior Note Trustee, to be owned and held by the Senior Note Trustee under the terms of the Senior Note Indenture for the benefit of the holders of the Senior Notes of Cape May Series 2004A in order to secure the Company's obligations under such Senior Notes. The collateral bonds of the Cape May

Series 2004A shall not be assignable or transferable except as permitted or required by Section 1307 of the Senior Note Indenture.

Upon any payment or deemed payment of the principal of, premium, if any, and interest on all or any portion of the Senior Notes of Cape May Series 2004A (and to the extent of such payment or deemed payment), whether at maturity or prior to maturity by redemption, upon acceleration or otherwise, or upon provision for the payment thereof having been made in accordance with Section 702 of the Senior Note Indenture, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on the collateral bonds of the Cape May Series 2004A shall be deemed to be satisfied and discharged. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on the collateral bonds of the Cape May Series 2004A, so far as such payments at the time have become due, has been fully satisfied and discharged pursuant to the foregoing sentence unless and until the Trustee shall have received a written notice from the Senior Note Trustee signed by one of its officers (i) stating that timely payment of principal of or premium or interest on, the Senior Notes of Cape May Series 2004A has not been so made and (ii) providing the details of such nonpayment.

Every collateral bond of the Cape May Series 2004A shall be dated as provided in Section 10 of the Original Indenture.

The collateral bonds of the Cape May Series 2004A shall be redeemed on the respective dates, in the respective principal amounts and for the respective redemption prices that correspond to the redemption dates for, the principal amounts to be redeemed of, and the redemption prices for, the corresponding Senior Notes of Cape May Series 2004A. Otherwise, the collateral bonds of the Cape May Series 2004A shall not be redeemable except as set forth in the following paragraph. In the event the Company redeems or delivers to the Senior Note Trustee for cancellation any Senior Notes of Cape May Series 2004A prior to maturity in accordance with the provisions of the Senior Note Indenture, collateral bonds of the Cape May Series 2004A in principal amounts corresponding to the Senior Notes of Cape May Series 2004A so redeemed or cancelled shall be deemed to have been redeemed and the Senior Note Trustee is required to deliver to the Trustee for cancellation such collateral bonds of the Cape May Series 2004A so redeemed, as provided in Section 1308 of the Senior Note Indenture. The Company agrees to give the Trustee notice of any such redemption or cancellation of any of the Senior Notes of Cape May Series 2004A on or before the date fixed for any such redemption or cancellation. The Senior Note Trustee, as holder of all collateral bonds of the Cape May Series 2004A then outstanding, shall be deemed to have waived notice of any such redemption of such collateral bonds of the Cape May Series 2004A.

Upon the occurrence of an Event of Default under the Senior Note Indenture and the acceleration of any of the Senior Notes of Cape May Series 2004A pursuant to Section 802(a) or 802(b) thereof, the Company shall redeem the corresponding collateral bonds of the Cape May Series 2004A in whole upon receipt by the Company of a written demand (hereinafter called a "Cape May Series 2004A Redemption Demand") from the Senior Note Trustee stating that there has occurred under the Senior Note Indenture both an Event of Default and a declaration of acceleration of payment of principal, accrued interest and premium, if any, on the Senior Notes of Cape May Series 2004A pursuant to Section 802(a) or 802(b) thereof, specifying the last date to which interest on such senior notes has been paid (such date being hereinafter referred to as the

"Cape May Series 2004A Interest Accrual Date") and demanding redemption of the corresponding collateral bonds of the Cape May Series 2004A. Each Cape May Series 2004A Redemption Demand also shall constitute a waiver by the Senior Note Trustee, as holder of all collateral bonds of the Cape May Series 2004A then outstanding, of notice of redemption of the collateral bonds of the Cape May Series 2004A. The Company waives any right it may have to prior notice of such redemption under the Original Indenture. Upon presentation of the collateral bonds of the Cape May Series 2004A by the Senior Note Trustee to the Trustee, the collateral bonds of Cape May Series 2004A shall be redeemed immediately at a redemption price equal to the principal amount thereof plus accrued interest thereon from the Cape May Series 2004A Interest Accrual Date to the date of the Cape May Series 2004A Redemption Demand; provided, however, that in the event of a rescission of acceleration of any of the Senior Notes of Cape May Series 2004A pursuant to Section 802(e) of the Senior Note Indenture, then any Cape May Series 2004A Redemption Demand shall thereby be deemed to be rescinded by the Senior Note Trustee; but no such rescission or annulment shall extend to or affect any subsequent default or impair any right consequent thereon.

As provided in Section 1303 of the Senior Note Indenture, from and after the Release Date (as defined in the Senior Note Indenture), the obligations of the Company with respect to the collateral bonds of the Cape May Series 2004A shall be deemed to be satisfied and discharged, such collateral bonds of the Cape May Series 2004A shall cease to secure in any manner the Senior Notes of Cape May Series 2004A or any other senior notes outstanding under the Senior Note Indenture, and, pursuant to Section 1308 of the Senior Note Indenture, the Senior Note Trustee shall forthwith deliver the collateral bonds of the Cape May Series 2004A to the Company or the Trustee (as directed by Company Order (as defined in the Senior Note Indenture)).

Section 3. The Company hereby creates a fifty-first series of bonds to be issued under and secured by the Original Indenture and this August 2004 Supplemental Indenture, to be designated and to be distinguished from the bonds of all other series by the titles "First Mortgage Bonds, Cape May Collateral Series 2004B due November 1, 2029".

The collateral bonds of the Cape May Series 2004B shall mature on November 1, 2029 and shall be issued in temporary or definitive form, only as fully registered bonds, without coupons, in denominations of $1,000 and any multiple or multiples of $1,000 authorized by the Company; they shall bear interest at the rate from time to time borne by the corresponding Senior Notes of Cape May Series 2004B and shall be payable at the times when said Senior Notes of Cape May Series 2004B are payable; and the principal of, premium, if any, and interest on each said bond shall be payable at the office or agency of the Company, in the Borough of Manhattan, The City of New York, in lawful money of the United States of America. Each collateral bond of the Cape May Series 2004B is to be issued to and registered in the name of the Senior Note Trustee, to be owned and held by the Senior Note Trustee under the terms of the Senior Note Indenture for the benefit of the holders of the Senior Notes of Cape May Series 2004B in order to secure the Company's obligations under such Senior Notes. The collateral bonds of the Cape May Series 2004B shall not be assignable or transferable except as permitted or required by Section 1307 of the Senior Note Indenture.

Upon any payment or deemed payment of the principal of, premium, if any, and interest on all or any portion of the Senior Notes of Cape May Series 2004B (and to the extent of such payment or deemed payment), whether at maturity or prior to maturity by redemption, upon acceleration or otherwise, or upon provision for the payment thereof having been made in accordance with Section 702 of the Senior Note Indenture, the obligation of the Company to make the corresponding payment of principal, premium, if any, or interest on the collateral bonds of the Cape May Series 2004B shall be deemed to be satisfied and discharged. The Trustee may at any time and all times conclusively presume that the obligation of the Company to make payments with respect to the principal of, premium, if any, and interest on the collateral bonds of the Cape May Series 2004B, so far as such payments at the time have become due, has been fully satisfied and discharged pursuant to the foregoing sentence unless and until the Trustee shall have received a written notice from the Senior Note Trustee signed by one of its officers (i) stating that timely payment of principal of or premium or interest on, the Senior Notes of Cape May Series 2004B has not been so made and (ii) providing the details of such nonpayment.

Every collateral bond of the Cape May Series 2004B shall be dated as provided in Section 10 of the Original Indenture.

The collateral bonds of the Cape May Series 2004B shall be redeemed on the respective dates, in the respective principal amounts and for the respective redemption prices that correspond to the redemption dates for, the principal amounts to be redeemed of, and the redemption prices for, the corresponding Senior Notes of Cape May Series 2004B. Otherwise, the collateral bonds of the Cape May Series 2004B shall not be redeemable except as set forth in the following paragraph. In the event the Company redeems or delivers to the Senior Note Trustee for cancellation any Senior Notes of Cape May Series 2004B prior to maturity in accordance with the provisions of the Senior Note Indenture, collateral bonds of the Cape May Series 2004B in principal amounts corresponding to the Senior Notes of Cape May Series 2004B so redeemed or cancelled shall be deemed to have been redeemed and the Senior Note Trustee is required to deliver to the Trustee for cancellation such collateral bonds of the Cape May Series 2004B so redeemed, as provided in Section 1308 of the Senior Note Indenture. The Company agrees to give the Trustee notice of any such redemption or cancellation of any of the Senior Notes of Cape May Series 2004B on or before the date fixed for any such redemption or cancellation. The Senior Note Trustee, as holder of all collateral bonds of the Cape May Series 2004B then outstanding, shall be deemed to have waived notice of any such redemption of such collateral bonds of the Cape May Series 2004B.

Upon the occurrence of an Event of Default under the Senior Note Indenture and the acceleration of any of the Senior Notes of Cape May Series 2004B pursuant to Section 802(a) or 802(b) thereof, the Company shall redeem the corresponding collateral bonds of the Cape May Series 2004B in whole upon receipt by the Company of a written demand (hereinafter called a "Cape May Series 2004B Redemption Demand") from the Senior Note Trustee stating that there has occurred under the Senior Note Indenture both an Event of Default and a declaration of acceleration of payment of principal, accrued interest and premium, if any, on the Senior Notes of Cape May Series 2004B pursuant to Section 802(a) or 802(b) thereof, specifying the last date to which interest on such senior notes has been paid (such date being hereinafter referred to as the "Cape May Series 2004B Interest Accrual Date") and demanding redemption of the corresponding collateral bonds of the Cape May Series 2004B. Each Cape May Series 2004B Redemption Demand also shall constitute a waiver by the Senior Note Trustee, as holder of all collateral bonds of the Cape May Series 2004B then outstanding, of notice of redemption of the collateral bonds of the Cape May Series 2004B. The Company waives any right it may have to prior notice of such redemption under the Original Indenture. Upon presentation of the collateral bonds of the Cape

May Series 2004B by the Senior Note Trustee to the Trustee, the collateral bonds of Cape May Series 2004B shall be redeemed immediately at a redemption price equal to the principal amount thereof plus accrued interest thereon from the Cape May Series 2004B Interest Accrual Date to the date of the Cape May Series 2004B Redemption Demand; provided, however, that in the event of a rescission of acceleration of any of the Senior Notes of Cape May Series 2004B pursuant to Section 802(e) of the Senior Note Indenture, then any Cape May Series 2004B Redemption Demand shall thereby be deemed to be rescinded by the Senior Note Trustee; but no such rescission or annulment shall extend to or affect any subsequent default or impair any right consequent thereon.

As provided in Section 1303 of the Senior Note Indenture, from and after the Release Date (as defined in the Senior Note Indenture), the obligations of the Company with respect to the collateral bonds of the Cape May Series 2004B shall be deemed to be satisfied and discharged, such collateral bonds of the Cape May Series 2004B shall cease to secure in any manner the Senior Notes of Cape May Series 2004B or any other senior notes outstanding under the Senior Note Indenture, and, pursuant to Section 1308 of the Senior Note Indenture, the Senior Note Trustee shall forthwith deliver the collateral bonds of the Cape May Series 2004B to the Company or the Trustee (as directed by Company Order (as defined in the Senior Note Indenture)).

SECTION 4. In accordance with and in compliance with the provisions of Article VI of the Original Indenture, Twenty-Three Million One Hundred Fifty Thousand Dollars ($23,150,000) principal amount of collateral bonds of the Salem Series 2004A may be executed by the Company and delivered to the Trustee, and shall be authenticated by the Trustee and delivered (without awaiting the filing or recording of this August 2004 Supplemental Indenture) from time to time in accordance with the order or orders of the Company, evidenced by a writing or writings signed in the name of the Company by its President or one of its Vice Presidents and its Treasurer or one of its Assistant Treasurers.

In accordance with and in compliance with the provisions of Article VI of the Original Indenture, Twenty-Five Million Dollars ($25,000,000) principal amount of collateral bonds of the Cape May Series 2004A may be executed by the Company and delivered to the Trustee, and shall be authenticated by the Trustee and delivered (without awaiting the filing or recording of this August 2004 Supplemental Indenture) from time to time in accordance with the order or orders of the Company, evidenced by a writing or writings signed in the name of the Company by its President or one of its Vice Presidents and its Treasurer or one of its Assistant Treasurers.

In accordance with and in compliance with the provisions of Article VI of the Original Indenture, Six Million Five Hundred Thousand Dollars ($6,500,000) principal amount of collateral bonds of the Cape May Series 2004B may be executed by the Company and delivered to the Trustee, and shall be authenticated by the Trustee and delivered (without awaiting the filing or recording of this August 2004 Supplemental Indenture) from time to time in accordance with the order or orders of the Company, evidenced by a writing or writings signed in the name of the Company by its President or one of its Vice Presidents and its Treasurer or one of its Assistant Treasurers.

SECTION 5. The approval by the Board of Public Utilities, State of New Jersey of the execution and delivery of this August 2004 Supplemental Indenture shall not in anywise be construed as approval by said Board of any other act, matter or thing which requires the approval of said Board under the laws of the State of New Jersey; nor shall said approval bind said Board or any other public body or authority of the State of New Jersey having jurisdiction in the premises in any future application for the issue of bonds under the Original Indenture or any indenture supplemental thereto or otherwise.

SECTION 6. As supplemented by this August 2004 Supplemental Indenture, the Original Indenture is in all respects ratified and confirmed and the Original Indenture and this August 2004 Supplemental Indenture shall be read, taken and construed as one and the same instrument.

Nothing in this August 2004 Supplemental Indenture contained shall, or shall be construed to, confer upon any person other than the holders of bonds issued under the Original Indenture and this August 2004 Supplemental Indenture, the Company and the Trustee, any right to avail themselves of any benefit of any provision of the Original Indenture or of this August 2004 Supplemental Indenture.

The Trustee assumes no responsibility for the correctness of the recitals of facts contained herein and makes no representations as to the validity of this August 2004 Supplemental Indenture.

This August 2004 Supplemental Indenture may be simultaneously executed in any number of counterparts, each of which so executed shall be deemed to be an original; but such counterparts shall together constitute but one and the same instrument.

[Signature Pages to Follow]

IN WITNESS WHEREOF, ATLANTIC CITY ELECTRIC COMPANY, party hereto of the first part, has caused this instrument to be signed in its name and behalf by its President or a Vice President, and its corporate seal to be hereunto affixed and attested by its Secretary or an Assistant Secretary, and THE BANK OF NEW YORK, party hereto of the second part, has caused this instrument to be signed in its name and behalf by a Vice President or an Assistant Vice President and its corporate seal to be hereunto affixed and attested by a Vice President or an Assistant Vice President. Executed and delivered by Atlantic City Electric Company in the City of Wilmington, Delaware, the 10th day of August, 2004.

ATLANTIC CITY ELECTRIC COMPANY

(SEAL)

By:

Gary R. Stockbridge
Vice President

ATTEST:



Nina J. Clements
Assistant Secretary

Signed, sealed and delivered by ATLANTIC CITY ELECTRIC COMPANY in the presence of:

[Signature page (continued) to Indenture Supplemental to Mortgage and Deed of Trust, dated as of August 10, 2004, by and between Atlantic City Electric Company and The Bank of New York, as Trustee, supplemental to Mortgage and Deed of Trust, dated January 15, 1937.]

THE BANK OF NEW YORK,
    as Trustee

(SEAL)

By: _____
    Dorothy Miller
    Vice President

ATTEST:

_____
Ming Ryan
Vice President

Signed, sealed and delivered by THE BANK OF NEW YORK in the presence of:


_____


_____

STATE OF DELAWARE

ss.:

COUNTY OF NEW CASTLE

BE IT REMEMBERED that on this 10th day of August, in the year of our Lord two thousand four before me, a Notary Public in and for the State and County aforesaid, personally appeared Nina J. Clements, who being by me duly sworn on her oath says that she is Assistant Secretary of Atlantic City Electric Company, the grantor in the foregoing Indenture Supplemental to Mortgage and Deed of Trust, and that Gary R. Stockbridge is a Vice President; that deponent knows the common or corporate seal of said grantor, and the seal annexed to the said Indenture Supplemental to Mortgage and Deed of Trust is such common or corporate seal; that the said Indenture Supplemental to Mortgage and Deed of Trust was signed by the said Vice President and the seal of said grantor affixed thereto in the presence of deponent; that said Indenture Supplemental to Mortgage and Deed of Trust was signed, sealed and delivered as and for the voluntary act and deed of said grantor for the uses and purposes therein expressed, pursuant to a resolution of the Board of Directors of said grantor; and at the execution thereof this deponent subscribed her name thereto as witness.

Sworn and subscribed the day and year aforesaid.

Julia R. Swintek

NOTARY PUBLIC OF DELAWARE

My Commission Expires ________________

(SEAL)

JULIA R. SWINTEK
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Apr. 30, 2005

- S-3 -

STATE OF NEW YORK

                        ss.:

COUNTY OF NEW YORK

    BE IT REMEMBERED that on this 10th day of August, in the year of our Lord two thousand four before me, a Notary Public in and for the State and County aforesaid, personally appeared Ming Ryan, who being by me duly sworn on her oath says that she is a Vice President of THE BANK OF NEW YORK, the Trustee named in the foregoing Indenture Supplemental to Mortgage and Deed of Trust, and that Dorothy Miller is a Vice President; that deponent knows the common or corporate seal of said Trustee, and that the seal annexed to the said Indenture Supplemental to Mortgage and Deed of Trust is such common or corporate seal; that the said Indenture Supplemental to Mortgage and Deed of Trust was signed by the said Vice President and the seal of said Trustee affixed thereto in the presence of deponent; that said Indenture Supplemental to Mortgage and Deed of Trust was signed, sealed and delivered as and for the voluntary act and deed of said Trustee for the uses and purposes therein expressed, pursuant to authority of the Board of Directors of said Trustee; and at the execution thereof this deponent subscribed her name thereto as witness.

    Sworn and subscribed the day and year aforesaid.



NOTARY PUBLIC OF NEW YORK

(SEAL)

WILLIAM J. CASSELS
Notary Public, State of New York
No. 01CA5027729
Qualified in Bronx County
Commission Expires May 18, 2006

CERTIFICATE OF RESIDENCE

THE BANK OF NEW YORK, Mortgagee and Trustee within named, hereby certifies that its precise residence is 101 Barclay Street, in the Borough of Manhattan, in The City of New York, in the State of New York.

THE BANK OF NEW YORK,
as Trustee

By: _____
Dorothy Miller
Vice President